United States securities and exchange commission logo





                               November 28, 2022

       David Chung
       Chief Executive Officer
       Pathfinder Acquisition Corporation
       1950 University Avenue
       Suite 350
       Palo Alto, CA 94303

                                                        Re: Pathfinder
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed October 31,
2022
                                                            File No. 333-268068

       Dear David Chung:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed October 31, 2022

       Cover Page

   1. Please highlight the material differences in the terms and prices of securities issued at the
                                                        time of Pathfinder   s
initial public offering as compared to the private placement entered into with FP Credit
Partners, L.P. Additionally, discuss the impact that Pathfinder   s
                                                        entering into this
private placement will have on shareholders.
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany 28,
November   NamePathfinder
               2022        Acquisition Corporation
November
Page 2     28, 2022 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Company Overview, page 27

2. We note Movella believes they have a current addressable market opportunity of $14 billion, which they expect will scale to $30 billion in the next five years. Please revise to address how you calculated or determined these amounts.
Ownership of New Movella, page 37

3. We note you disclose that 34,696,398 shares will be issued to Movella shareholders as part of the business combination. However, on the cover page and on page 11, you disclose 34,696,470 shares will be issued. Please revise throughout the filing to consistently disclose how many shares will be issued.
4. Please revise to clarify that the organizational charts on page 38 show both Movella's and
         Pathfinder's structures prior to the business combination.
5. As Pathfinder's name will change to Movella Holdings, Inc. concurrent with the
         Domestication transaction, please revise the post-business combination organizational chart on page 39 to identify Movella Holdings, Inc. as the parent of Movella, Inc.
Interests of Pathfinder Directors and Executive Officers in the Business Combination, page 42

6. We note your disclosure of the securities held by the Sponsor and Initial Shareholders that would be lost if Pathfinder fails to complete an initial business combination. Please expand your disclosure to quantify the fees, out-of-pocket expenses, and any other
         amounts for which the Sponsor and Pathfinder   s officers and
directors would lose if an
         initial business combination is not consummated.
Comparative Per Share Data, page 53

7. We were unable to recalculate the Movella historical book value per share as disclosed for either period using the weighted average shares outstanding provided. In this regard, it appears that the amounts were calculated using the shares outstanding as of the balance sheet date. Please revise as appropriate.
8. We note the Movella equivalent per share pro forma information applies the Exchange
         Ratio to the pro forma combined per share information. However, it appears the pro forma combined per share information already takes into account the Exchange Ratio. In this regard, the pro forma weighted average shares used in these calculations are the same and the Exchange Ratio has already been applied to the Movella shares to convert them into the appropriate pro forma number of shares. Please explain the basis for presenting this information, or revise as appropriate.
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany 28,
November   NamePathfinder
               2022        Acquisition Corporation
November
Page 3     28, 2022 Page 3
FirstName LastName
Risk Factors
Risks Related to the Business Combination and Pathfinder
We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to..., page 70

9. We note from disclosure in your June 30, 2022 Form 10-Q that Pathfinder had fully remediated this material weakness and concluded that disclosure controls and procedures were effective as of that date. Please revise here to disclose the remediation measures taken and the current status of the material weakness.
Risks Related to Movella's Manufacturing Model, page 97

10. Please disclose any known trends or uncertainties that have had or are reasonably likely to
         have a material impact on Movella   s cash flows, liquidity, capital
resources, cash
         requirements, financial position, or results of operations arising from, related to, or caused
         by the global disruption from, Russia   s invasion of Ukraine. In this
regard, we note that
         Movella   s business is tied to the semiconductor industry, which has been adversely
         impacted by Russia   s invasion of Ukraine.
Uncertainties with respect to the legal system of the People's Republic of China..., page 113

11. Please quantify the percentage of your revenues that are derived from mainland China,
         Hong Kong and Macau for the periods presented.
Risks Related to Being a Public Company After the Business Combination
New Movella will qualify as an "emerging growth company" and a "smaller reporting company" within the meaning of the Securities Act..., page 117

12. We note that New Movella will qualify as an emerging growth company, and will elect not to opt out of the extended transition period for new or revised accounting standards.
         Please revise to address the fact that this election may make comparability of New
         Movella's financial statements difficult or impossible with other companies who comply with public company adoption dates.
Extraordinary General Meeting of Pathfinder
Pathfinder Initial Shareholders' Agreements, page 130

13.      You indicate that    At any time at or prior to the Business
Combination, during a period
         when they are not then aware of any material nonpublic information regarding us or our securities, the Initial Shareholders, Movella and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany 28,
November   NamePathfinder
               2022        Acquisition Corporation
November
Page 4     28, 2022 Page 4
FirstName LastName
         Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights
         Please provide your analysis on how such potential purchases would comply with Rule
         14e-5 under the Exchange Act. For guidance, refer to Tender Offer Compliance and
         Disclosure Interpretation 166.01.
Proposal No. 1 - Business Combination Proposal
Certain Movella Projected Financial Information, page 164

14.      We note Movella   s controlling ownership stake in Qingdao JV and its
intention to reduce
         its ownership stake in this entity. Please provide further detail
surrounding Movella   s
         intention to reduce its ownership stake and how it intends to do so. Opinion of Duff & Phelps, Pathfinder's Financial Advisor, page 175

15. Please disclose how the discounted cash flow analysis prepared by Duff & Phelps compares with the model used for the financial projections prepared by Movella.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 237

16. It appears the pro forma adjustment of $325.2 million to cash and cash equivalents under the maximum redemption scenario relates to pro forma adjustment (O) rather than (N).
         Please revise or advise.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 244

17. Please revise the disclosure regarding adjustment (D) to explain what is included in the
         $30 million in transactions costs, separately identifying and quantifying each component.
         Additionally, please identify which entity (i.e., Pathfinder or Movella) will pay these costs.
Information about Movella, page 278

18.      Please disclose on what basis Movella is a    leading global
full-stack provider of integrated
         sensors, software, and analytics that enable the digitization of movement.
Growth Strategies, page 286

19.      We note your reference here to a    land and expand    strategy and
your disclosure that
         Movella plans to generate additional recurring revenue through the introduction of a new product. We also note the risk factor disclosure on page 94 addressing possible fluctuations in customer renewal rates and in the rate at which customers expand their use
         of Movella   s platforms. Please tell us whether you track customer
retention and
         expansion, recurring revenue and/or customer renewals, and, if so, revise to disclose how these measures are calculated and tracked. Additionally, tell us whether you consider
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany 28,
November   NamePathfinder
               2022        Acquisition Corporation
November
Page 5     28, 2022 Page 5
FirstName LastName
         these to be key performance metrics and revise to include these metrics and related disclosures in MD&A, as applicable, or tell us what measures Movella does use to monitor their business. Refer to SEC Release No. 33-10751.
Movella's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components of Results of Operations - Revenue, page 299

20. We note your disclosure here that subscription revenue is generated from either Movella's
         MotionCloud or Kinduct's AMS platforms; however, in your revenue disclosures elsewhere you do not mention the MotionCloud platform. Additionally, in your disclosure on page 312 we note you incurred research and development expenses for the
         "development of MotionCloud." Please revise to clarify whether the MotionCloud platform is currently operational and generates revenue, or whether it is still in the development stage. Revise disclosures throughout to clarify the current status of this platform.
Non-GAAP Financial Measures, page 302

21. We note that in your calculation of non-GAAP net income (loss) attributable to Movella,
         Inc. the adjustment for loss from discontinued operations for December 31, 2020 of
         $6,132 does not agree to the GAAP Statement of Operations on page F-53. Please revise or advise.
22. We note you exclude the results of your joint venture Qingdao JV from each of your non-
         GAAP measures. Since this joint venture is consolidated pursuant to GAAP guidance in
         ASC 810, adjusting to remove the financial results of this entity substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from each of your non-GAAP measures. Refer to Non-GAAP
         C&DI Question 100.04 and Rule 100(b) of Regulation G.
23. Notwithstanding the comment above, please explain your basis for including an adjustment for the non-controlling interest in the reconciliations on page 307. In this regard, we note that both measures are reconciled from Net loss attributable to Movella
         Inc. which already excludes the non-controlling interests.
Liquidity and Capital Resources, page 313

24.      Please revise your disclosures here to discuss the restrictions on the
Company   s ability to
         transfer cash and cash equivalents held outside of the U.S. by its subsidiary and its joint venture entity in China. In this regard, we refer you to disclosure on page F-61.
Movella Inc. Consolidated Statements of Operations, page F-53

25. Please revise to separately present revenue and cost of revenues for sales of products, sales of services (e.g., SaaS subscriptions), and other revenues. Refer to Rule 5-03(b)(1)
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany 28,
November   NamePathfinder
               2022        Acquisition Corporation
November
Page 6     28, 2022 Page 6
FirstName LastName
         and (2) of Regulation S-X. We also note your disclosure on page F-65 that there were no material differences that warranted further disaggregation. However, it would appear that product revenue, which is recognized at a point in time, differs significantly from service revenues which are recognized over time. Refer to ASC 606-10-50-5.
18. Segment Information, page F-95

26. Please revise to present revenue and long-lived assets for your country of domicile, the
         U.S., separately from foreign amounts. Additionally, separately disclose information from any other individually significant country, as applicable. Refer to ASC 280-10-50-41.
General

27. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
29. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Chung
Pathfinder Acquisition Corporation
November 28, 2022
Page 7

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Chung
                                                           Division of
Corporation Finance
Comapany NamePathfinder Acquisition Corporation
                                                           Office of Technology
November 28, 2022 Page 7
cc:       Matthew R. Pacey
FirstName LastName